Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

25 Oct 2016

Janus Capital Group Inc. (JNS)

Q3 2016 Earnings Call

Cautionary Statement Regarding Forward-Looking Statement

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information

Parts of this communication are being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group, plc (“Henderson Group”). This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group, Inc. at 151 Detroit Street, Denver, Colorado 80206, c/o General Counsel and Secretary.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Ebony and I will be your conference facilitator today. Thank you for standing by and welcome to the Janus Capital Group Third Quarter 2016 Earnings Conference. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and- answer period. In the interest of time, questions will be limited to one initial and one follow-up question.

In today’s conference call, certain matters discussed may constitute forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors including, but not limited to, those described in the forward-looking statements and Risk Factors section of the company’s most recent Form 10-K and other more recent filings made with the SEC. Janus Capital Group assumes no obligation to update any forward-looking statements made during the call. Thank you.

Now, it is my pleasure to introduce Dick Weil, Chief Executive Officer of Janus Capital Group. Mr. Weil, you may begin your conference.

Richard M. Weil

Thank you, operator. Welcome, everyone, to the third quarter 2016 earnings presentation for the Janus Capital Group. As is normal, I’ll give some introductory comments around my perspective on the quarter. Our CFO, Jennifer McPeek, will take you through the quarterly results in more specific form. And then, we’ll turn at the end to a special topic of interest which I think is a rather obvious one this time around.

But let me start at the executive summary and my perspective on the quarter. For me, in light of the progress that we’ve been making as a company recently, this was a frustrating quarter for short-term results. Neither the investment performance nor the flows were what I want or expect.

Given that truth, I think it’s easy to overlook some very positive things that happened underneath that headline set of numbers and I don’t want to lose those elements. I would point out that despite the challenge in flows, we’re gaining market share in our U.S. Intermediary business. We posted positive net flows in this business for the quarter and that compares to industry outflows for active equity mutual funds of more than $350 billion or an organic loss of over 5% over the last year. So we continue to outperform the industry in this most important business for us.

The second positive that I don’t want you to miss underlying the headline numbers is that Perkins returned to positive net flows for the first time since the first quarter of 2011. During the quarter, Perkins had approximately $300 million of inflows in the U.S. Intermediary channel and approximately $200 million of inflows in the non-U.S. institutional channel. Again, for comparison a year ago, Perkins had $1 billion of net outflows, so we continued to see that turnaround strengthen. And congratulations to Tom Perkins and Greg Kolb and their teams on doing a really good job in turning the corner.

Let me say a word on the difficult results for the quarter at INTECH. The quarterly result was driven significantly by outflows. The increase in outflows was primarily driven by slowdown in gross sales. In many of the preceding quarters, we’ve had some significant institutional sales outside the United States that we’ve noted and talked about at the time. We didn’t happen to have one of those lumpy inflows or more during the quarter and that really created the negative net that we’re looking at.

I don’t believe that this represents a setback in the progress long-term for INTECH and I remain very optimistic about the growth potential for the business, particularly outside of the United States. But it’s fair to say that it continues to be a balance of some of the older U.S. strategies losing ground in some of the newer managed vol or non-U.S. strategies gaining ground. Just for a final note on INTECH’s progress, INTECH’s managed vol products have over $200 million of net inflow into these funds during the third quarter.

A note on investment performance. It’s encouraging again this quarter to note that the strategy is designed to perform well under the types of market conditions that were prevalent in the third quarter, well these strategies are doing their jobs. I already mentioned INTECH’s managed vol, which is providing some significant outperformance.

Perkins performance has taken a meaningful turn for the better over the last year with its two largest funds, the mid-cap value and the small-cap value, beating 80% and 77% of their peers, respectively.

Bill Gross’s Global Unconstrained Bond Fund is beating 76% of its peers over the last year and is seeing significant improvement in client demand. Bill is doing a very good job.

We’re pleased to see that our liquid alts offering is putting up very strong returns. The diversified alternative mutual fund is beating 89% of its Morningstar peers over the last year and the institutionally sold Global Diversified Risk Premia strategy has delivered strong performance over the last 12 months, and we’re optimistic about its future.

The Absolute Return Income strategy managed by the team that came to us with our Kapstream acquisition is performing well and starting to generate significant market interest.

And finally, our adaptive asset allocation strategies, run by Myron Scholes and Ashwin Alankar, are performing positively, and we continue to be optimistic about their future.

Obviously, the third and final piece of the story of the quarter is the announced merger with Henderson. I’m extremely excited about the opportunities created by this merger. On October 3rd, we announced the proposed and recommended merger. The combination of our firms will create a leading trusted global active investment manager, we hope over time that sets the benchmark for a global active investment manager. It is a truly transformative step for both companies, accelerating strategic efforts around the world for growth, diversification and globalization.

Janus and Henderson are two highly complementary businesses with similar cultures, focused on delivering excellent investment performance and excellent client service. The combination, we believe, is very good for clients, very good for employees and very good for our shareholders. We’ve spent the last three weeks communicating and I can tell you that the response that I’ve received from clients, from employees and shareholders has been very positive.

Lastly, I mentioned when we announced the transaction that the Henderson team is made up of some real world-class professionals and across the firm we’ve all been getting to know them better. Their values and culture are very similar to ours at Janus, and I think this is absolutely the essential ingredient to being optimistic about the combination of these two firms.

On a personal note, Andrew and I continue to work very closely and well together, we’ve literally traveled around the world together since the announcement. And Andrew is just a terrific guy as well as a terrific professional. I’m very much looking forward to working with him and his team as my partners.

With all that said, let me turn it over to Jennifer McPeek for a deeper dive into the quarterly results.

Jennifer J. McPeek

Thank you, Dick. Turning to page five, we’ll present a summary of our financial results. Average AUM increased 3% compared to the second quarter as a result of market gains and a higher starting point to begin the quarter. Third quarter revenue was $258.9 million. That’s a 3% increase over 2Q, resulting primarily from higher average assets and partially offset by a quarter-over-quarter decrease in both our mutual fund and private account performance fees.

Our reported operating income was $69.3 million and that’s $73.5 million when it’s adjusted for our deal expenses. Adjusted operating income was an 8% increase over the second quarter. Reported earnings per share were $0.22 for the quarter. Excluding $0.02 of deal cost associated with our announced merger, the adjusted EPS is $0.24. This compares to $0.21 in the prior quarter and $0.22 a year ago.

Now, we’ll turn to slide six, which is our investment performance disclosure. Fundamental equity performance remained strong on a medium and longer-term basis, with 82% and 66% of assets in the top two Morningstar quartiles on a three- and five-year basis as of September 30th.

Additionally, 60% of our complex-wide mutual funds have a four or five star rating from Morningstar. Mathematical performance struggled this quarter, particularly on a one-year basis, with 0% of their strategies beating the respective benchmarks over this period. These one-year results were heavily impacted by underperformance during the quarter, as well as the rolling off of some fairly strong performance in the third quarter of 2015.

Despite our challenging relative performance for fixed income, I will note that the absolute returns in these strategies are positive ranging from 4% to 8% on our longer duration fund strategies. Thus we are continuing to deliver solidly on our promise to clients, which is focused on capital preservation.

Lastly, looking at the Global Unconstrained Bond portfolio, which is part of those fixed income numbers, those strategies continue to put up very strong performance in the top quartile over the last year.

Now, on slide seven, flows. Third quarter total net outflows were $2.4 billion compared to slightly positive inflows in the prior quarter. Fundamental equity had net outflows of $500 million compared to $300 million in inflows in the second quarter. While these flows in fundamental equity were negative, we are encouraged that our Perkins business had $400 million of inflows within that number. This was positive in both the U.S. and the non-U.S. channel. This marks the strongest quarter of net flows for our Perkins business in over five years.

INTECH’s outflows of $1.8 billion compared to $0.7 billion of outflows in the prior quarter. In Domestic Mutual Fund, INTECH’s low- and managed-volatility products do continue to flow well posting over $200 million in net inflows for this quarter and approximately $600 million year-to-date through the end of the third quarter.

And fixed income had a $100 million of net outflows in the quarter which compares to $400 million inflowing in the prior quarter. This was driven by outflows primarily in July and was offset by a recent improvement to a net inflow in our core strategies.

Now, I’ll turn to slide eight, revenue and performance fees. Total revenue increased 2.8% over the prior quarter. Higher management fees reflect higher average AUM, offset by a slight decline in the management fee rate. Our weighted average management fees for the current quarter was 46.1 basis points which compares to 46.3 basis points last quarter.

Performance fees on our mutual funds were negative $12.4 million compared to a prior quarter of negative $9.9 million. Private account performance fees were $0.6 million compared to $1.6 million in the second quarter.

Note that of the four quarters of performance fees, the third quarter has the least amount of assets under performance fee structures. Additionally, the INTECH performance in the third quarter, which I’ve discussed previously, weighed on these private account performance fees this quarter and also in our outlook for next quarter.

Now, slide nine, our operating expenses. Total operating expenses increased $5.6 million compared to the prior. Excluding the deal expenses though, the increase is only $1.4 million, or less than 1% compared to the prior quarter.

Total comp-to-revenue ratio was 41.3%, in line with our previous guidance. This guidance continues to apply for the remainder of the year. LTI expense for the third quarter was $21 million compared to $19 million in the second quarter. This difference was largely due to adjustments that were made for some performance-based units at Perkins, as well as the mark-to-market in our mutual fund share awards. We expect the fourth quarter LTI expense to be in the $18 million to $20 million range, again, importantly, assuming a flat market.

G&A includes the $4.2 million in deal related costs in the third quarter. After adjusting for these costs, the third quarter result was in line with our previous guidance of low-30s and we continue to believe this is the best estimates for the foreseeable future, or at least for the fourth quarter, excluding any impact from deal-related expenses.

Operating margin for the third quarter excluding deal-related expenses was 28.4%.

Now, finally, on slide ten, a quick look at our balance sheet, total cash and investments increased approximately 12%. We returned roughly $34 million to shareholders via share repurchases and our dividend. I will note that our share repurchases for this quarter were made under an existing 10b5-1 plan that expired at the end of July and also included a small programmatic repurchase from Dai-ichi.

In conjunction with the announced transaction, we’ve suspended our repurchase program and will not be repurchasing shares through the closing of the merger, which is currently anticipated to be in the second quarter of next year.

I’ll now turn it back to Dick for an update on our merger.

Richard M. Weil

Thank you, Jennifer. Turning to slide 12. Three weeks ago, of course, we announced a merger to create Janus Henderson Global Investors, a very compelling merger of equals with four key parts. First, the combination will vastly expand our client-facing teams and our set of relationships in each market and our distribution/brand presence across major client segments around the world.

The combined firm will have more than $325 billion of assets under management. The combined company will be a top 50 global asset manager, a top 20 mutual fund firm in the U.S., a top 10 largest retail manager in the U.K., will have $15 billion of AUM in Japan and $24 billion of AUM in Australia.

As you can tell, this creates a firm with a more diverse, more scalable product offering, increased depth and breadth of investment teams that should allow us to support more consistent outcomes for our clients.

The combined firm will be better diversified in the sense that it will be 37% U.S. equity, 25% non-U.S. equity, 23% fixed income and the remaining 15% split between alternatives, multi-asset and some ETP strategies.

If you compare that to where each firm started before the transaction, Janus was relatively concentrated with approximately 60% of AUM in U.S. equities and, similarly, Henderson was relatively concentrated with almost 50% of its AUM in non-U.S. equities.

Turning to the third key element, which is the financial strength. The combined business will have a more diversified revenue mix, which should be more stable through time. It will have stronger scale and meaningful operational synergies, which should allow us to deliver better returns to our owners, while still making appropriate investments to balance the rising tide of regulations and challenges around the world, and even have ample funds left over to make appropriate investments in further developing our business. This will lead to an increasingly stable and profitable new firm, with better growth opportunities and a better opportunity to continue to invest as appropriate throughout market cycles.

Fourth, is the people. The complementary nature of the businesses today, when we put them together, that should allow us to keep the best talent in both, and create an increasingly deep pool of talent that can interact with each other to deliver better results for our clients.

Our employees should see improved opportunities to work in a more successful firm, with more opportunities for them globally. Janus Henderson Global Investors will combine the best talent from each organization, which will result in an even stronger combined organization.

So in sum, what does this all mean? It means that we will have an enhanced ability to deliver superior client service around the world. It means we will have a better product line-up to deliver stronger and more consistent returns across a greater wallet share for our clients. It means we should have better financial scale and operating margin to deliver better results for our shareholders.

Much work lies ahead of us, but we’re very excited to be taking the step forward with Henderson, and we believe it will create a very positive outcome for our clients, for our employees and for our owners.

With that, let me turn it over to the operator for questions.

QUESTION AND ANSWER SECTION

Operator: Ladies and gentlemen, at this time, we will conduct the question-and-answer session. In the interest of time, questions will be limited to one initial and one follow-up question. [Operator Instructions] And we’ll take our first question from Robert Lee with KBW. Please go ahead.

Robert Lee

Q

Great. Good morning and thank you for taking my questions. I guess my first one is, can I get a little bit more color on the different distribution channels, you mentioned positive in U.S. Intermediary, certainly, with INTECH was outflow and institutional, but outside of that, it looks like there was probably still some other outflows? So can you maybe bring us up to speed on some of the other distribution channels, Japan and elsewhere where maybe where the flow trends were there?

Richard M. Weil

A

Yeah, Robert, thanks very much. Let me just pull the right data here. We had small negatives outside the United States. That’s an overlapping fact with some of the negative flows we’ve talked about in some of the other data we’ve given you, but if you just separate it out and look geographically, we had a small negative flow in most of the regions outside the United States, which is a change from the significant positives we’ve been running previously.

And I don’t yet read a big message into that change. Europe clearly was upset during the Brexit, post-Brexit adventure, and that slowed things down and made things more difficult. More broadly speaking, I think the numbers are close enough to zero that I wouldn’t react too much to a short-term quarterly data point. We’re still very optimistic about the progress we’re making in markets outside the U.S., but that’s the facts.

Robert Lee

Q

Okay. And maybe as my follow-up, I mean, just thinking forward to the merger, what do you think post-closing are the most, I guess, I’ll call it immediate opportunities you see for leveraging which Henderson products through your U.S. distribution, then, at the same time, where do you see the most opportunity to take existing Janus’ products through Henderson’s non-U.S. distribution?

Richard M. Weil

A

Sure. I think initially, what we need to focus on is getting the merger closed, and then we’re going to have to work on making sure we integrate the people well in the common culture. And through that point, I think the revenue synergies that we’re focusing on, they’re going to be a little bit more delayed.

So first is executing the merger and integration. Second is capturing the cost synergies that we’ve described. It will take just a little bit more time for us to get through those things and get to the revenue synergies. When we do, I think what you’ll find is that we have a huge base here in the U.S. that we’ll be excited about being introduced to some of Henderson’s global income or potentially even depending on the path of Brexit, European equity strategies and some of their long-short equity strategies and other things on the institutional side.

And I think that’s the same story is true in Tokyo where we have some very strong relationships in distribution that is probably better than what Henderson has been able to create on their own. Likewise, for us, we see opportunities for what Myron and Ashwin Alankar are doing in asset allocation or Bill Gross in global macro fixed income or some of our sector equities being assisted through the expanded network in Europe and around the world that Henderson brings to the table.

So I think the funny thing about making those predictions are I can’t tell you what the weather is going to be like outside six months forward or nine months forward, and so, that will be relevant to which products actually capture that revenue synergy.

Looking backwards, you could say what it would have been in the last year had we had the merger done with more certainty. Looking forward, it’s going to depend a little bit on external environments and some other stuff, but they have some excellent products and excellent distribution. And likewise, we have the same. And so, those combinations, I think taking their products to our market in the U.S. and in Japan and us taking our products to their market, particularly in U.K. and in Europe, are the big synergies we’re focused on.

Robert Lee

Q

Thanks for taking my questions.

Operator: And we’ll move next to Dan Fannon with Jefferies. Please go ahead.

Daniel Fannon

Q

Thanks. I guess, first, can you talk about what products drove the increase in the seed funding quarter-over-quarter?

Jennifer J. McPeek

A

We actually don’t disclose our individual seed funding. I’m sorry I can’t give you more detail on that, Dan.

Daniel Fannon

Q

Okay. I guess then, switching to INTECH, can you talk about how big the managed vol strategy is within that and kind of the mix? I know you guys have talked about the growth outside the U.S. versus the U.S. Can you just kind of give us a sense of where those buckets are today in terms of AUM and kind of the areas that are inflowing in terms of the size versus the areas that are outflowing?

Richard M. Weil

A

Yeah, INTECH has a set of relative return strategies, and then, another set that we call absolute risk strategies which are probably more fairly measured against the Euro or against the LIBOR or however you want to think about those.

The absolute risks strategies are about $5.2 billion at INTECH, of which about $1.7 billion are mutual fund assets, so I hope that helps.

Operator: All right. Does that answer your question? And with no response, we’ll move to our next question, William Katz with Citigroup. Please go ahead.

William Katz

Q

Okay. Yeah. Thank you very much. Appreciate the merger is only a few weeks old, but since you haven’t had an opportunity to go around with the management team at Henderson I guess, the two-part question then would be, number one, just what are you hearing from investors, particularly on the institutional side? And then, secondly, on the cost side, can you maybe frame up or maybe refresh any thoughts around the level of savings and the timeline associated with those? Thank you.

Richard M. Weil

A

Thanks, Bill. I guess, it’s very early days, so I want to be cautious about describing client response and indeed investor response to the merger. But the client response was particularly satisfying and positive in the very earliest days. When you announce a merger like this, you are, of course, excited and you hope you do a good job communicating the message about how powerful this combination is going to be as a positive for clients and for future growth.

But you always have a doubt in your mind as to whether folks are just going to take a wait and see attitude. We’ve had strong positive reactions from a broad cross-section of both Janus and Henderson clients. That said, it is inevitable that some clients will look at this and be concerned or be disconcerted or either pullback or pause.

There will be some of that in the coming days, we know, inevitably, but I have to say the initial reactions from clients around the world were a positive surprise for me. They were quite good.

Jennifer J. McPeek

A

And I’ll take your question, Bill, on the cost synergies. We really have just begun the fairly detailed and extremely complex exercises of integration planning. So it’s a little bit premature for me to give you any more timing specifics on when we’re going to achieve different elements of synergies. I do hope to have some more details for you or at least estimates for you in our next quarterly call, because then we’ll be deep in it. So please feel free to ask that question again. The overall level of synergies that we’re estimating has not changed from our initial announcement, which is $110 million.

William Katz

Q

Okay. Thank you very much.

Operator: And we’ll take our next question from Patrick Davitt with Autonomous Research.

Patrick Davitt

Q

Hey, thanks for taking my questions. I know it’s still early days, but I’m wondering if you have any thoughts on the final liquidity rule, potential performance issues around having higher cash buffers and/or kind of back-office expense issues to be compliant.

Richard M. Weil

A

I don’t have a great answer for you. I’m troubled by liquidity rules, in the sense that liquidity is something you only know after the fact. It is fundamentally not predictable on a forward-looking basis. And it seems to be that truth is not widely understood on the regulatory side of this industry. So I’m a bit frustrated that we haven’t done a better job of communicating that truth. And I think trying to regulate based on liquidity is a dangerous path. But I don’t have a more specific response for you on that one than that.

Patrick Davitt

Q

Should we take that to mean then that you and probably the industry are struggling with how to be compliant given how it’s written and the potential changes in liquidity from month-to-month and year-to-year?

Jennifer J. McPeek

A

I wouldn’t extrapolate from that to say we’re struggling to be compliant, that’s not the case at all. I just think...

Patrick Davitt

Q

[indiscernible]

Richard M. Weil

A

Even though we can comply with them, not all regulations are sort of wise and perfectly formed I guess.

Patrick Davitt

Q

Right, okay. That’s fair. Thank you.

Operator: And we’ll take our next question from Ken Worthington with JPMorgan. Please go ahead.

Kenneth Worthington

Q

Hi, good morning. Maybe first on the Unconstrained Bond Fund, it has been getting good press for its good performance. Maybe what do you see as the opportunity, is it maybe timing to grow this part of the fixed income franchise? And if we think about growth, is it really largely a retail opportunity that we should be focused on for the next couple of years or when this firm gets its three-year track record, is there an institutional opportunity as well?

And the fund really is holding good promise for you, what kind of resources do you need to continue to put into it? Thanks.

Richard M. Weil

A

On the Unconstrained Bond Fund, I think Bill is doing a great job. I’ve said before I think he is the best fixed income investor on planet Earth, I still believe that. He’s doing a fine job with this particular fund, but one looks at the size of the fund, one has to recognize that the global unconstrained bond or the unconstrained bond category is perhaps not quite as large and as deep as some of the other ones.

His fund has been growing this year at better than a 20% annualized growth rate, admittedly off a small base, we’re talking about hundreds of millions, not hundreds of billions. And so, that’s nice progress, but as you say, as his track record gets longer, I look forward to acceleration on the retail side. I also think there are significant opportunities on the institutional side for Bill, and so, I think we can look forward to some growth there.

All that said, Bill is not looking to recreate PIMCO in his current seat. He’s very focused on taking care of the clients he has and doing a great job. He may occasionally note his relative performance versus PIMCO’s Unconstrained Bond Fund. And those sorts of things are his highest priority.

So I don’t think he is personally motivated to go trek around the world and gather a lots of assets. And so, I think that’s just the truth that needs to be recognized. But that said, I think the Henderson team are excited to have access to Bill Gross, and that expanded distribution should, in time, be able to bring significantly more assets to the table, particularly in Europe.

Finally, you asked what additional resources do we need? I think we probably need one or two more sort of product specialist client-facing experts to carry the word effectively outside of Newport Beach given that Bill’s probably personally less available for travel. And as a consequence, I think as his success builds, we need to make sure we’re investing wisely in some more client-facing resources.

Kenneth Worthington

Q

Okay. Great. I think I had like five questions in there. So thank you very much.

Richard M. Weil

A

Thanks.

Operator: And we’ll take our next question from Craig Siegenthaler with Credit Suisse.

Craig Siegenthaler

Q

Thanks. Good morning. First, just on the DOL rule. I wanted to see if broker dealers are now showing a preference for your unique mutual fund structure, which just has a performance fee adjustment up or down depending on relative performance versus benchmark. And sort of what we are thinking is this could sort of help brokers with one of their biggest concerns following DOL compliance which is just paying up for a fund that underperforms.

Richard M. Weil

A

Well, from your mouth to God’s ear, as they say, it is too early, Craig, for me to give you a confirmation that that is happening. I’m not aware that that’s a trend yet developing although I’m certainly going to root for it. As you know, our fulcrum fees have been challenging for some of the brokerage community, some of the financial advisor community, because they have found it a bit frustrating not to know the precise level of fees.

It’s possible that the DOL change will cause them to embrace the fee protection they get as if performance isn’t there, they pay a lower fee. But I would have to say it’s a bit early still to be able to report on that.

Craig Siegenthaler

Q

And just as a follow-up, is there a way to move the performance fee element from 3-year to 12 months, and also, is there a way that, I think, like, one problem with the fund is if you’re around for that great performance, you can sort of sell the fund and a future investor rightly will pay for that sort of performance differential. Is there any way to sort of shift those two elements which may even make it a more successful product post the deal overall?

Richard M. Weil

A

Craig, I agree with the thoughts behind your comment, but it doesn’t matter, because the SEC doesn’t agree that it is set by regulation that it has to be a three-year measurement period. As far as I know, they haven’t waived that for anyone. And so, I think it’s kind of stuck. I think it does create a structural mismatch with the shorter holding periods of some mutual fund investors where if you come in and hold for only a year, you’re constantly paying for performance somebody else got and never really getting the fee applicable to the performance that you’ve experienced. So I do think that creates a structural mismatch, but so far, the SEC has not been moved by that truth.

Craig Siegenthaler

Q

Got it. Thanks for taking my questions.

Operator: And we’ll take our next question from Alex Blostein with Goldman Sachs. Please go ahead.

Alexander Blostein

Q

Thanks. Hey, guys. Good morning. Question on gross sales broadly, so obviously, INTECH saw a little bit of a softer quarter, but even I guess if you exclude INTECH, third quarter gross sales were on the softer side going back a couple of years. I’m wondering if you can comment, I guess, on any channel that particularly drove some of that weakness.

And I guess the second kind of follow-up to that, as we think about the responses that you guys are hearing from various distribution partners to the merger, Dick, I don’t want to put words in your mouth, but it sounds like there could be further kind of moderation in gross sales, as people rethink kind of what the new combined structure looks like. So long question, but I guess gross sales over the next couple of quarters.

Richard M. Weil

A

Yeah, as you know, we don’t give guidance like that some because of fear of securities law, et cetera, and some because just we’re not that good at it, forecasting gross sales. So I’m not sure how satisfying an answer I can give you.

We did see a slowdown in the sales this quarter. I headlined it by saying it was, for me personally, it didn’t meet my goals and it was frustrating. Again, I don’t see that as a long-term truth and one has to be careful drawing lines from individual quarterly points. But it’s fair to say it was a frustrating quarter for the Janus equity side. It was a frustrating quarter for the slowdown outside the United States. It was a frustrating quarter for INTECH. I don’t think any of those things are locked forever, on a go-forward basis, but that is the truth of what we’ve seen.

Jennifer J. McPeek

A

I’d add to that that on the gross sale metric, the slowdowns in self-directed, retail and intermediary channels were not that significant. There were larger slowdowns in the institutional channels for the past quarter.

Alexander Blostein

Q

Got it. Thanks. And then, just going back to INTECH for a sec, you guys had a lot of enthusiasm last quarter given some of the momentum you guys were seeing on the INTECH side of things. Obviously, gross sales quite soft in 3Q, but I also wondered if there are anything sort of temporary where some of the things you sort of didn’t get funded in third quarter, as we think about sort of the pipeline in that channel.

Richard M. Weil

A

Yeah. I don’t think I know anything about the quarter that changes my fundamental sense of their opportunity set on the flow side. More frustrating was they had a really good investment performance quarter in the second quarter that turned a bit more frustrating, actually significantly more frustrating in the third quarter for their relative return strategies. And that, if there is a lasting lesson from the INTECH situation, they need to dig out of some of that reduced performance to get back on the path that we want them on. And so, I think that’s a more significant truth than the sort of quarter-to-quarter blipping around of the net flows.

Alexander Blostein

Q

Got it. Thanks so much.

Operator: And we’ll take our next question from Michael Carrier with Bank of America. Please go ahead.

Michael Carrier

Q

All right. Thanks a lot. Hey Dick, just on the performance, if we look across whether it’s on the fixed income side, you mentioned the INTECH and then, even in equities, it seems like this quarter, there was a pretty big swing into the downside. Just wanted to get some understanding, because when we look at these buckets, it’s pretty broad. But any color in terms of are there some big products that may be pretty close to the benchmark but are just under, so that’s weighing on some of these numbers. I guess any color just given how much it changed in the quarter?

Richard M. Weil

A

Yeah, I mean if you look at our fundamental fixed income business, it generally travels pretty close and can easily roll from the second to third and from third to the second, which changes some of these numbers significantly. And so, I think that’s the place that certainly qualifies for the kind of description you’re talking about.

We went through a very detailed product performance review with our Board of Directors here at the last meeting a few days ago with our heads of risks, with our CIO, and the key question that you have to ask yourself when you’re looking at short-term performance is, is the performance for these portfolios what you would expect given what’s happening in the external environment?

And broadly speaking, we didn’t find instances where if something was supposed to be long volatility and it didn’t act like that or if something was supposed to be mid-cap as opposed to large-cap and it didn’t act like that or if there was supposed to be growth versus value, then we were keeping our promises and the products which we’re performing consistent with the structures and with their designs.

And so, we didn’t find in the results cause for great panic or focus on significant change. It was a frustrating quarter in the sense of how it hit, but we didn’t find in the performance of the products great surprises in terms of how we would have expected them to perform given their structure versus the market. So frankly, we’re not less confident in our managers as a result of that short-term performance. We remain — we’ve got a lot of the right people in the right seats.

Michael Carrier

Q

Okay. Thanks. And then, just on the follow-up, given that some of the distribution platforms are coming up with their DOL strategy, and I know with you guys, maybe it’s a little challenging, because you’ve got the Henderson transaction as well, so you’ve got a lot in the plate, but I’m just wondering to get your updated thoughts on given how you distribute into the channels, where platforms are moving, just the outlook, what the distribution, the sales team thinks in terms of selling products into the platforms versus the past?

Richard M. Weil

A

I’ve been learning from my friend, Andrew Formica, the CEO of Henderson, that when they went through the RDR in the U.K., there was some initial change, but after that change, it settled down, and actually, he views it in the sense of a competitive advantage that made their competitive U.K. market even harder to enter. And ultimately, he thinks there are some significant benefits to Henderson from that process. So there’s some reason, if you believe in that parallel, to be optimistic about the forward path development of how the industry reacts to the DOL situation.

We’re trying to just be a good partner with our clients. We have a function call Janus Labs, which is all about — it’s not about selling product or it’s not about focusing on us. It’s about focusing on positive partnership with our clients, particularly the financial advisors and helping them do their job better. And they’ve been running modules on different ways that financial advisors can plan for and be more successful in a DOL environment. We find that that is really well received. I’m proud of our people for being proactive and forward thinking. Yes, you’re right, they have a lot on their plate with the merger, but that hasn’t slowed them down. They continue to do a lot of really smart and good work on the client side and on the business development side.

And so, I think we are trying to be good partners with our clients as they adjust to the changes, and so far, we expect pricing pressure to go up on the highest fee providers in the marketplace. We’re generally not in that class. And so, we’re optimistic we can keep moving forward in our structure with our clients pretty well despite the DOL disruption.

There is going to be some temporary pausing in the industry as the clients make their adjustment and that could have the effect of mitigating sort of business process and sales for a while, as clients adjust. So we’re wary of that, but we don’t yet know whether that’s actually going to happen or not, but I guess the biggest concern we have is that clients go on pause for a while.

Michael Carrier

Q

Okay. Thanks a lot.

Operator: And we’ll take our next question from Chris Harris from Wells Fargo. Please go ahead.

Chris Harris

Q

Thanks. So the industry is facing all sorts of challenges. We all know about what those are, performance, flows to passive, regulatory. Yet, there haven’t really been meaningful fee cuts in active funds even though we are seeing a lot of that going on in ETFs. So I’m just wondering whether you guys think active management fees, ultimately, will need to come down to a greater extent given what’s going on across the industry.

Richard M. Weil

A

Thanks, Chris. Fee pressure is not new, and so, this is sort of a grinding long-term pressure on the industry. I don’t think we’re going through a fork in the road right now, specifically. I think the DOL legislation creates additional pressure, more grinding. As I said in just a comment a moment ago, I think the people most susceptible to being ground are those at the highest end of the pricing spectrum, and we don’t see a wholesale repricing of the whole industry at this point as a result yet. So we live in a highly competitive industry. Prices are certainly not going up. The pressure is for them to come down. How far and how fast? I don’t think anybody’s crystal ball is that good, but we don’t see ourselves on the edge of any cliffs at the moment.

Chris Harris

Q

Okay. That’s helpful. And then, a quick follow-up on DOL. Not sure if you guys have disclosed this yet, but can you let us know what percent of your assets are in IRA accounts if you have that information handy?

Richard M. Weil

A

Actually, I don’t have that information in front of me. I’m not sure whether we disclose it. I don’t think we have disclosed it. So apologies.

Chris Harris

Q

Okay. Thank you.

Operator: And our next question will come from Michael Cyprys with Morgan Stanley. Please go ahead.

Michael Cyprys

Q

Hi, good morning. Thanks for taking the question. Just on DOL, sorry to hop on it, just as distribution platforms are making changes because of DOL, can you talk about how your sales strategy may change? What if anything do you need to do differently? And then, as clients are adjusting as you mentioned, how do you think about redemption risk, that could grow and pressure flows either way?

Richard M. Weil

A

I think the primary thing that we’re asking clients about is it could turn out that the DOL legislation means that they need different fee structures or new mutual fund share classes. And so, we’re working with clients to understand how best to structure our relationships to be most effective for them. That’s probably the biggest practical thing on the table right now.

Michael Cyprys

Q

Okay. I guess just as a follow-up there, fundamental equity outflows, we’ve been seeing for some time, despite improving investment performance, granted the industry has been under pressure, so can you just talk about what changes this picture? What tools do you have it within your control to drive better flows?

Richard M. Weil

A

Yeah. Active equity has been under some pressure for a while. We’ve been reporting a sort of a frustrating truth, which is that our absolute numbers have not been spectacular but relative to the industry we continue to sort of gain market share and make progress. And I guess that’s for you all to weigh those two elements as you will, but where we have excellent product which is in an area of significant client interest and demand, we’ve been able to sell that effectively at the front of the market.

We’ve seen that with our healthcare fund. We’ve seen that with our Triton SMID Fund. Most recently, the fund that’s doing the work is our mid-cap growth fund. We now have some of the value funds at Perkins coming back and starting to gain positive momentum. Our technology sector fund is I think positioned against some real positive momentum.

So where we do a good job and we’re fortunate enough to also be in a segment of significant client interest, I think we have shown the muscles to sell at the front of the class and that’s probably that continues to be the formula.

Michael Cyprys

Q

Do you have time? If I can throw one more question out there. If not, I can get back in the queue.

Richard M. Weil

A

Sure go ahead.

Michael Cyprys

Q

Just on the managed vol product scenario of strength that you guys have been showing I think you said $200 million of inflows year-to-date, excuse me, in the quarter, do you have a sense on what the flows were year-to-date for the managed vol products and can you just talk a little bit in terms of which clients that you’re seeing the greatest interest in and any color on the pipeline there?

Richard M. Weil

A

I don’t think I’m in a good position to give you managed vol pipeline data. The basic technology that allows them to deliver managed vol underpins institutional and retail. I think it’s a valuable strategy that can be sold and gain support inside and outside the U.S. institutional and retail. Year-to-date, I think the flows in the managed vol for INTECH are about $600 million. If that helps.

Michael Cyprys

Q

Great. Thank you. Yeah. Thanks.

Operator: And we’ll take our final question from Robert Lee with KBW. Please go ahead.

Robert Lee

Q

Thanks. And thanks for taking my follow-up. I guess, a question I just find more — just a merger related question, I guess really one for Jennifer. I’m just curious and I know it’s early days, but I mean have you started to think about which accounting convention you’ll be reporting in, will you be adopting Henderson’s or will you still use U.S. GAAP?

Jennifer J. McPeek

A

Sure. Thank you, Rob. This is a question I know the answer to. We will be reporting in U.S. GAAP. We’ll be NYSE listed company and reporting with the SEC.

Robert Lee

Q

All right, great. And then, maybe, just my follow-up, and this relates to the DOL rule, can you maybe update us on how you think about your positioning in the SMA market? I mean, if you’re going to see more retirement assets flow to advisory accounts, in addition, obviously, to institutional share class mutual funds, I guess another theoretical beneficiary, a relative beneficiary could be the SMA business, so can you maybe update us on kind of where you stand in that part of the industry? Is that a place you need to, you think, invest more or roll out more products or are you comfortable with your positioning?

Richard M. Weil

A

I don’t have a great answer for you on the SMA business, I apologize. I’ll get myself a little better educated for the next time and be able to have a more intelligent answer for you on that one. But as I sit here today, I don’t have a great answer for you, I apologize.

Robert Lee

Q

All right. Thank for taking my follow-ups. Thank you.

Richard M. Weil

All right, everybody. I guess, in conclusion, let me wrap it up. The essential thing I want to go back to is around this the merger with Henderson. If I had one thing I’d like for you to take away from this call is I’d like you to understand my personal conviction that the combination of these two firms genuinely makes a much more powerful global active manager. It gives us the opportunity to really be a benchmark setter, a uniquely global active manager, and to have better scale, better strength, better brand position, better products, better talent and better distribution.

It’s just an extraordinary thing that we’ve been able to find such a good match as Henderson and put these firms together. And so, I recognize that inevitably in your jobs, there’s a fair amount of cynicism that needs to be applied to CEO optimism, and obviously, you’re welcome to do that to mine. But just please know that from the people, the culture and the business case, we have in our hands a genuinely extraordinary opportunity when we’re putting these two firms together and I’m very optimistic that this will drive not defense against passive, but instead really, really genuinely exciting future growth opportunities for the combined firm.

So with that, I thank you for your time and attention today.

Operator: This concludes today’s conference call. Thank you for attending.